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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                AMENDMENT NO. 1
                                TO STATEMENT ON
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               ----------------

                              FORE Systems, Inc.
                           (Name of Subject Company)
                             GEC Acquisition Corp.
                               GEC Incorporated
                     The General Electric Company, p.l.c.
     (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                   (Bidders)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  34 5449 102
                     (CUSIP Number of Class of Securities)

                              Patricia A. Hoffman
                               GEC Incorporated
                             1500 Mittel Boulevard
                           Wood Dale, IL 60191-1073
                  (c/o Videojet Systems International, Inc.)
                                (630) 238-3995
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                  Copies To:
   Philip A. Gelston, Esq. Cravath,    Jeffrey I. Gordon, Esq. Mayer, Brown &
  Swaine & Moore Worldwide Plaza 825      Platt Bucklersbury House 3 Queen
   Eighth Avenue New York, NY 10019        Victoria Street London EC4N 8EL
       Telephone: (212) 474-1000                       England
                                        Telephone: 011-44-171-246-6200

                           CALCULATION OF FILING FEE
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           Transaction Valuation*                Amount of Filing Fee
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               $4,841,736,550                          $968,348
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* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 138,335,330 shares of Common Stock, par value $.01 per share, of FORE Systems, Inc. (the "Company"). Such number of shares represents all the shares of Common Stock outstanding as of April 24, 1999 plus the number of shares of Common Stock issuable upon the exercise of outstanding options to purchase 21,815,995 shares of Common Stock, in each case as represented by the Company.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid: None  Filing party: N/A
    Form or registration no.: N/A Date filed: N/A

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CUSIP No. 34 5449 102

  (1) NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           GEC Acquisition Corp.

--------------------------------------------------------------------------------
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a) (x)
              (b) ( )

--------------------------------------------------------------------------------
  (3) SEC USE ONLY


--------------------------------------------------------------------------------
  (4) SOURCE OF FUNDS
           AF

--------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          ( )

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  (6) CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

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                             (7)SOLE VOTING POWER
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH

                         ------------------------------------------------------
                             (8)SHARED VOTING POWER
                                              28,118,876

                         ------------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER


                         ------------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                              28,118,876

--------------------------------------------------------------------------------
  (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              28,118,876

--------------------------------------------------------------------------------
  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( )
           (See Instructions)

--------------------------------------------------------------------------------
  (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 24.13% of the Common Stock Outstanding

--------------------------------------------------------------------------------
  (14) TYPE OF REPORTING PERSON
           CO

CUSIP No. 34 5449 102

  (1) NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           GEC Incorporated

--------------------------------------------------------------------------------
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a) (x)
              (b) ( )

--------------------------------------------------------------------------------
  (3) SEC USE ONLY


--------------------------------------------------------------------------------
  (4) SOURCE OF FUNDS
           BK

--------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          ( )

--------------------------------------------------------------------------------
  (6) CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------

                             (7)SOLE VOTING POWER
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH

                         ------------------------------------------------------
                             (8)SHARED VOTING POWER
                                              28,118,876

                         ------------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER


                         ------------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                              28,118,876

--------------------------------------------------------------------------------
  (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              28,118,876

--------------------------------------------------------------------------------
  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( )
           (See Instructions)

--------------------------------------------------------------------------------
  (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 24.13% of the Common Stock

--------------------------------------------------------------------------------
  (14) TYPE OF REPORTING PERSON
           CO

CUSIP No. 34 5449 102

  (1) NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The General Electric Company, p.l.c.

--------------------------------------------------------------------------------
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a) (x)
              (b) ( )

--------------------------------------------------------------------------------
  (3) SEC USE ONLY


--------------------------------------------------------------------------------
  (4) SOURCE OF FUNDS
           BK, OO

--------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          ( )

--------------------------------------------------------------------------------
  (6) CITIZENSHIP OR PLACE OF ORGANIZATION
           England

--------------------------------------------------------------------------------

                             (7)SOLE VOTING POWER
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH

                         ------------------------------------------------------
                             (8)SHARED VOTING POWER
                                              28,118,876

                         ------------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER


                         ------------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                              28,118,876

--------------------------------------------------------------------------------
  (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              28,118,876

--------------------------------------------------------------------------------
  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( )
           (See Instructions)

--------------------------------------------------------------------------------
  (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 24.13% of the Common Stock

--------------------------------------------------------------------------------
  (14) TYPE OF REPORTING PERSON
           CO

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ITEM 1.SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is FORE Systems, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1000 FORE Drive, Warrendale, Pennsylvania 15086-7502.

  (b) This Schedule 14D-1 relates to the offer by GEC Acquisition Corp. (the "Purchaser") to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a price of $35.00 per Share, net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal markets in which the Shares are traded, and the high and low last sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.IDENTITY AND BACKGROUND

  This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation and a wholly owned subsidiary of GEC Incorporated, a Delaware corporation ("Parent"), which is a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and GEC, p.l.c. is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c.;") of the Offer to Purchase and is incorporated herein by reference. This filing shall not be construed as an admission that GEC, p.l.c. is, for purposes of Regulation 14D under the Securities Exchange Act of 1934, as amended, a bidder on whose behalf this tender offer is being made. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and GEC, p.l.c. is set forth in
Schedule I to the Offer to Purchase and is incorporated herein by reference.

  During the last five years, none of the Purchaser, Parent or GEC, p.l.c., or, to the best knowledge of the Purchaser, Parent or GEC, p.l.c., any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

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ITEM 4.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5.PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c."), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c."), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  Because the only consideration in the Offer and Merger (as defined in the Offer to Purchase) is cash, and in view of the amount of consideration payable in relation to the financial capability of GEC, p.l.c. and its affiliates, the Purchaser, Parent and GEC, p.l.c. believe the financial condition of GEC, p.l.c. and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 10.ADDITIONAL INFORMATION

  (a) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of April 26, 1999 among the Purchaser, Parent and the Company (the "Merger Agreement"), the Stock Option Agreement dated as of April 26, 1999 between the Company and the Purchaser and the Stockholder Agreement dated as of April 26, 1999 among the Purchaser, Parent and certain stockholders of the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference. The Merger Agreement provides that the Purchaser may assign any or all of its rights and obligations (including the right to purchase Shares in the Offer) to any affiliate of Parent, but no such assignment shall relieve the Purchaser of its obligations under the Merger Agreement.

ITEM 11.MATERIAL TO BE FILED AS EXHIBITS

  (a)(1)Offer to Purchase.
  (a)(2)Letter of Transmittal.
  (a)(3)Notice of Guaranteed Delivery.
  (a)(4)Letter to Brokers, Dealers, Banks, Trust Companies and Other
       Nominees.
  (a)(5)Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
  (a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(7)Text of Press Release dated April 26, 1999, issued by GEC, p.l.c.
  (b)The Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions.
  (c)(1)Agreement and Plan of Merger dated as of April 26, 1999, among the Purchaser, Parent and the Company.
  (c)(2)Stock Option Agreement dated as of April 26, 1999, between the Company and the Purchaser.
  (c)(3)Stockholder Agreement dated as of April 26, 1999, among the Purchaser, Parent and certain stockholders of the Company.
  (c)(4)Confidentiality Agreement dated March 17, 1999, between GEC, p.l.c. and the Company.
  (d)None.
  (e)Not appliable.
  (f)None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GEC ACQUISITION CORP.,

                                              /s/ John C. Mayo
                                          By __________________________________
                                            Name: John C. Mayo
                                            Title: President

                                          GEC INCORPORATED,

                                              /s/ Michael Lester
                                          By __________________________________
                                            Name: Michael Lester
                                            Title: Director

                                          THE GENERAL ELECTRIC COMPANY,
                                          P.L.C.,

                                              /s/ John C. Mayo
                                          By __________________________________
                                            Name: John C. Mayo
                                            Title: Director

Dated: April 30, 1999

                                 EXHIBIT INDEX

 Exhibit                                                                   Page
 Number                           Exhibit Name                            Number
 -------                          ------------                            ------
 (a)(1)  Offer to Purchase.............................................
 (a)(2)  Letter of Transmittal.........................................
 (a)(3)  Notice of Guaranteed Delivery.................................
 (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees......................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees..................................
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9........................................
 (a)(7)  Text of Press Release dated April 26, 1999, issued by GEC,
         p.l.c.........................................................
 (b)     The Euro 6,000,000,000 Syndicated Credit Facility dated March
         25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as
         Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions..................................
 (c)(1)  Agreement and Plan of Merger dated as of April 26, 1999, among the Purchaser, Parent and the Company.........................
 (c)(2)  Stock Option Agreement dated as of April 26, 1999, between the
         Company and the Purchaser.....................................
 (c)(3)  Stockholder Agreement dated as of April 26, 1999, among the
         Purchaser, Parent and certain stockholders of the Company.....
 (c)(4)  Confidentiality Agreement dated March 17, 1999, between GEC,
         p.l.c. and the Company........................................
 (d)     None..........................................................
 (e)     Not applicable................................................
 (f)     None..........................................................

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